Exhibit 11

[Letterhead of Liberation Investment Group, LLC]

                                             11766 Wilshire Boulevard, Suite 870
                                             Los Angeles, CA 90025
                                             Tel:  310.479.3434
                                             Fax:  310.479.3363

July 18, 2005


Board of Directors
Bally Total Fitness Holding Corp.
8700 West Bryn Mawr - 2nd Floor
Chicago, IL  60631

Dear Members of the Board:

While trying to work constructively with members of the board and the Company for the last several months, we were surprised and disappointed by the Company's July 13, 2005 press release reporting management's inability to meet generous self-imposed deadlines accepted by the public debtholders for financial reporting. We listened intently to the conference call during which management tried to explain the Company's performance, and felt that many questions were left unanswered and others were answered insufficiently. In our estimation, last week's announcements are further evidence that Bally's management team continues to flounder in its efforts to set the Company on a path to maximize shareholder value, and as a result, we believe the capital markets have now lost any and all confidence in current management.

The leadership of any company has to be accountable for a company's performance, and the leadership of this Company must now stand up and take responsibility for the performance of Bally. Our current CEO has been at the helm for over 2 1/2 years and was the COO of the Company for approximately 18 months prior thereto. We believe that Bally Total Fitness desperately needs new leadership at this time in order to restore investor credibility and move the Company forward. Therefore, in the strongest terms possible we urge that the board do what is necessary and immediately commence a search for a new Chief Executive Officer. In addition, in order to give credibility to the board's commitments to effect change at the Company and maximize shareholder value we request that the board appoint Manny Pearlman as a member. Mr. Pearlman represents the Company's single largest shareholder.

In addition to his capital markets expertise, Mr. Pearlman has a strong familiarity with and knows and understands the Company and the industry as a whole. He is also the managing member of our Funds, which own in excess of 12% of the Company's outstanding shares. Our stock purchases are in excess of 90 times as much as the purchases of all the members of the board combined.

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                                  SCHEDULE 13D

CUSIP No. 058 73K 10 8                                       Page 9 of 9
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Needless to say, Liberation Investments has a strong interest in seeing the
Company return to health and grow.

Through a significantly depressed stock price, the market has been sending a clear, strong message for some time now that Bally is not heading in the right direction. Last week's announcements only serve to confirm this perception of Bally. We believe that the majority of Bally's stakeholders concur with our views regarding the need to change leadership at the Company, as we have heard from many stockholders and bondholders that they have lost confidence in the existing senior management.

This letter and our views reflect solely our desire to see Bally maximize value for all its stockholders, a goal which we believe can only be achieved with new leadership. We would be happy to meet with the board to discuss our views as we believe it is the Board's fiduciary responsibility to act now.


Very truly yours,


/s/ Emanuel R. Pearlman                     /s/ Gregg Frankel
--------------------------                  ------------------------------
Emanuel R. Pearlman                         Gregg Frankel
Chairman and CEO                            President